UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 07, 2019

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: October 07, 2019

Announcement of the Board’s resolution on the issuance of ordinary shares for sponsoring the issuance of American Depository Receipts

1.	Date of the board of directors resolution: 2019/10/04

2.	Source of capital increase funds: The issuance of ordinary shares for sponsoring the issuance of American Depository Receipts.

3.	Number of shares issued: The number of shares ranging from 15,000,000 to 100,000,000 ordinary shares for cash sponsoring the issuance of American Depository Receipts.

4.	Par value per share: NTD 10.

5.	Total monetary amount of the issue: Determined in accordance with the actual issue price and the number of units of the American Depository Receipts.

6.

Issue price: The actual issue price for the issuance of ordinary shares for cash sponsoring the issuance of American Depository Receipts will be decided in accordance with the “Voluntary Code of Practice of Taiwan Securities Association Sales Agency Members Advising Issuing Company with Respect to the Raising and Issuing Securities”, which shall be no less than 90% of either of (i) the closing price of the pricing date after adjustment for share dividends, cash dividends, and share cancelled for the capital reduction; or (ii) the average price of the simple arithmetic average of the closing prices for any of the 1, 3, or 5 business days before the pricing date after adjustment for the share dividends, cash dividends, and shares cancelled for the capital reduction. It is proposed to grant each of the Chief Executive Officer and Vice President Finance the power and authority to set the actual issue price within the aforementioned scope in collaboration with a securities underwriter according to customary international practice and related book building situations.

7.

Number of shares subscribed by or allotted to employees: The Company will reserve 10% of the new shares for subscription by employees. With respect to the shares that the employees waive their rights to subscribe or that remain undersubscribed, it is proposed to grant each of the Chief Executive Officer and Vice President Finance the power and authority to seek specific person(s) to subscribe to their shares, or to add them in as underlying securities sponsoring American Depository Receipts in consideration of market needs.

8.

Number of shares publicly sold: Determined in accordance with resolutions adopted by the 2018EGM; except for the shares reserved for employees’ subscription, it was resolved to issue the remaining 90% of the new shares for sponsoring the issuance of American Depository Receipts.

9.

Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: In accordance with the resolutions adopted by the 2018 EGM, it was resolved that all existing shareholders will waive their pre-emptive rights, and the shares shall be allocated for sponsoring the issuance of American Depository Receipts.

10.

Method of handling fractional shares and shares unsubscribed by the deadline: With respect to the shares that the employees waive their rights to subscribe to or that they remain undersubscribed to, or any fractional share(s), each of the Chief Executive Officer and Vice President Finance shall be authorised to seek specific person(s) to subscribe their shares, or add them in as underlying securities sponsoring American Depository Receipts.

11.	Rights and obligations of the newly issued shares: The same rights and obligations as those for the issued ordinary shares.

12.

Utilization of the funds from the capital increase: For long term development, raising more capital to meet the clinical milestones, increasing the Company’s avenues with respect to raising funds, and increase the competitiveness of the Company.

13.

Any other matters that need to be specified:
(1)The issuance of ordinary shares for sponsoring the issuance of Overseas Depository Receipts has been resolved by the board meeting on 2019/10/04 and the first extraordinary shareholders meeting on 2018/10/30.

(2)In the event of any changes or amendments to the issuance of American Depository Receipts requested by the authorities, or desirable based on circumstances, the Board of Directors grant each of the Chief Executive Officer and Vice President Finance the power and authority to decide on matters and report to the subsequent Board of Directors meeting.

(3)It is resolved and approved that the Board of Directors grant each of the Chief Executive Officer and Vice President Finance the power and authority to determine matters related to the issuance of ordinary shares for sponsoring the issuance of American Depository Receipts, including but not limited to, the number of shares, total issuance amount, issue price, terms and conditions of the issuance, method of underwriting, issuance plan, project items, estimated timeline, and expected benefits and other unsolved matters related to this issuance, in accordance with the Company’s need of funds and actual market conditions.